UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

September 23, 2019

Date of Report: (Date of earliest event reported)

MASTERWORKS 003, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2276197
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares*

(Securities issued pursuant to Regulation A)

*No shares have been issued as of the date of this current report

Item 9. Other Events

Attached as Exhibit 15(b) is a copy of materials used on www.masterworks.io relating to the Issuer’s ongoing offering of Class A Ordinary Shares pursuant to Regulation A of the Securities Act of 1933.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular dated September 12, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

15(b)	Website materials.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 003, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: September 23, 2019